

April 13, 2012

Via E-mail
James M. Kratochvil
Chief Financial Officer
Berry Plastics Corporation
101 Oakley Street
Evansville, Indiana 47710

>   **Re: Berry Plastics Corporation**
>   **Form 10-K for Fiscal Year Ended October 1, 2011**
>   **Filed December 19, 2011**
>   **Response dated April 6, 2012**
>   **File No. 33-75706-01**

Dear Mr. Kratochvil:

We have reviewed your response letter dated April 6, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We note the draft disclosure you provided in response to comment 1 in our letter dated March 28, 2012. Please further enhance the draft disclosure to address the following:
    *   Please disclose the number of years you are forecasting cash flows in the discounted cash flow model (e.g., five years with the terminal year).
    *   Please disclose the estimated net sales for fiscal year 2011 for the Specialty Films segment that was included in your fiscal year 2010 discounted cash flow model for purposes of testing goodwill for impairment. Please compare this estimate to the actual net sales recognized and explain the impact the difference had on your discounted cash flows estimate for the fiscal year 2011 discounted cash flow model. Your discussion and analysis should clearly explain why the estimated net sales growth of 2-4% with a terminal year growth rate of 3% disclosed in your fiscal year 2010 10-K and used in the

fiscal year 2010 discounted cash flow model, remain unchanged in your fiscal year 2011 discounted cash flow model. As part of your response, please also clearly explain your expectations about the impact Pliant would have on your fiscal year 2011 net sales. In this regard, we note that Pliant positively impacted net sales by 15%. Please disclose the percentage by which your fiscal year 2010 discounted cash flow model assumed the Pliant acquisition would impact net sales for fiscal year 2011.

- Please quantify the other material assumptions that were impacted by the specific factors identified that also contributed to the decline in estimated fair value. Please contrast these assumptions with the estimates made during the fiscal year 2010 impairment test. Please ensure that the disclosures provided clearly explain why the assumptions have changed for the fiscal year 2011 discounted cash flow model from the fiscal year 2010 discounted cash flow model.
- Please explain why you believe the decline in net sales below expectations in your fiscal year 2010 discounted cash flow model for fiscal year 2011 will not be overcome in the long-term.
- Please clarify if you are estimating capital investments of 3-4% of sales for all of the years or just fiscal year 2012 with a declining rate for the other years included.
- Please revise your last sentence regarding the total amount of goodwill and indefinite lived trademarks at the end of fiscal years 2011 and 2010, respectively.

2. We note that you intend to disclose that your product lines (i.e., components) do not meet the definition of a business under ASC 805 and ASC 350 for purposes of identifying your reporting units. On page 3 of your parent company's Form S-1, you refer to the thermoformed plastic drink cups as a product line that you have developed into a business. Also, on page 34 of your parent company's Form S-1, you also refer to the former building products product line as a business. For at least the two largest product lines in each of your three operating segments with goodwill, please provide us with your detailed analysis of the guidance in ASC 805-10-55-4 – 55-9. For example, please identify the inputs, processes and outputs, noting those elements that are and are not shared for each product line. To the extent that you manufacture the product line at multiple facilities, please clarify if the product line shares the respective inputs and/or processes at each facility, or if there are facilities in which the product line does not share inputs and/or processes. For each facility that manufactures products for multiple product lines, please quantify the extent to which the shared facility manufactures products from each of the product lines. Please ensure that you clearly explain to us how your analysis addresses the guidance in ASC 805-10-55-8. Please provide us with the amount of revenues, gross profit, and operating profit recognized for each period presented for these product lines. Further, we note that as part of your reorganization of your operating segments, PVC films is now part of the Engineered Materials operating segment, which was a product line of the Specialty Films operating segment. While the other three product lines from the Specialty Films operating segment are now part of the Flexible Packaging operating segment. We further note that you were able to allocate goodwill to the Engineered Materials operating segment, which presumably relates to PVC films, in the amount of $55 million as of October 1, 2011, with the remainder ($40 million) allocated to the Flexible Packaging operating segment for the other three product lines. Please provide us

Mr. Kratochvil
Berry Plastics Corporation
April 13, 2012
Page 3

with a comprehensive explanation as to how you were able to allocate goodwill for the PVC Films product line, if the product line is not a business. Please refer to ASC 805-10-55-9 for guidance.

14. Guarantor and Non-Guarantor Financial Information, page F-31

3. We note your response to comment 6 in our letter dated March 28, 2012. To help us better understand the reconciliation for net loss and operating cash flows for the parent company, guarantor subsidiaries and non-guarantor subsidiaries for fiscal year 2011 and for the three-months ended December 31, 2011 provided, please also provide us with disaggregated intercompany accounts that distinguish between equity investments, intercompany loans, and any intercompany receivables/payables generated by transactions involving the transfer of goods and services for the parent company, guarantor subsidiaries and non-guarantor subsidiaries as of October 2, 2010, October 1, 2011, and December 31, 2011. Please classify the intercompany accounts between current and long-term and explain to us how you determined the classifications.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief